UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-8344

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Limited Brands, Inc.

Savings and Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Limited Brands, Inc.

Three Limited Parkway

P O BOX 16000

Columbus, Ohio 43216

Limited Brands, Inc. Savings and Retirement Plan

Financial Statements

Years Ended December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors of

Limited Brands, Inc. and

Plan Administrator of the Limited Brands, Inc.

Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Limited Brands, Inc. Savings and Retirement Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of untimely remittance of participant contributions and assets (held at end of year) as of December 31, 2007 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young, LLP

Columbus, Ohio

June 23, 2008

Limited Brands, Inc. Savings and Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
	2007	2006
Assets
Investments	$595,575,232	$636,329,796
Wrapper contracts (at fair market value)	319,251	309,573

Total investments	595,894,483	636,639,369
Receivable for contributions:
Employer	26,454,192	30,883,336
Participants	862,093	2,472,821

Total receivable contributions	27,316,285	33,356,157
Cash	1,372	12,010
Due from brokers	193,274	81,082
Accrued interest and dividends	4,039,067	70,245
Accrued fees	215,358	—

Total assets	627,659,839	670,158,863

Liabilities
Administrative expenses payable	510,545	238,972
Due to brokers	4,408,592	218,212

Total liabilities	4,919,137	457,184

Net assets reflecting all investments at fair value	622,740,702	669,701,679

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(895,107)	1,061,631

Net assets available for benefits	$621,845,595	$670,763,310

See accompanying notes.

Limited Brands, Inc. Savings and Retirement Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2007	2006
Additions:
Investment income:
Net (depreciation)/appreciation in fair value of investments	$(30,066,495)	$53,857,433
Earnings from investment contracts	7,555,477	6,531,059
Earnings from mutual funds	22,690,749	15,517,008
Dividends	2,345,519	2,407,483
Earnings from common collective trusts	221,476	225,408
Other earnings	581,981	—

Total investment income	3,328,707	78,538,391

Contributions:
Employer	44,046,095	47,099,846
Participant deferrals	30,770,983	30,877,536
Participant rollovers	1,140,616	2,163,218

Total contributions	75,957,694	80,140,600

Total additions	79,286,401	158,678,991

Deductions:
Distributions to participants	103,964,654	57,218,334
Administrative expenses	1,997,478	1,481,526

Total deductions	105,962,132	58,699,860

Net (decrease)/increase prior to transfers	(26,675,731)	99,979,131

Transfers:
Transfer of net assets available due to divestiture of affiliate	(22,241,984)	—
Net assets available for benefits:
Beginning of year	670,763,310	570,784,179

End of year	$621,845,595	$670,763,310

See accompanying notes.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements

December 31, 2007

1. Description of the Plan

General

The Limited Brands, Inc. Savings and Retirement Plan (the Plan) is a defined contribution plan covering certain employees of Limited Brands, Inc. and its affiliates (the Employer) who are at least 21 years of age and have completed a year of employment with 1,000 or more hours of service.

The following description of the Plan provides only general information. Participants should refer to the Limited Brands, Inc. Savings and Retirement Plan document (as amended and restated effective as of January 1, 2007) for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

Employer’s retirement contribution:

The Employer provides non-service and service-related retirement contributions equal to a percentage of participants’ annual eligible compensation to those participants who are employed on the last day of the Plan year and have completed 500 hours of service during the Plan year. In addition, the service-related retirement contribution also requires that the participant have five or more years of vesting service. The annual compensation of each participant taken into account under the Plan is limited to the maximum amount permitted under Section 401(a)(17) of the Internal Revenue Code. The annual compensation limits were $225,000 and $220,000 for the Plan years ended December 31, 2007 and 2006, respectively. The total retirement contribution percentages are as follows:

Years of Service	Earnings Less Than Social Security Wage Base	Earnings Greater Than Social Security Wage Base
Less than 5 years (non-service related contribution)	3%	6%
5 or more years (service-related contribution and non-service related contributions)	4%	8%

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

During the year ended December 31, 2007, the Employer provided retirement contributions in the amount of $807,045 to 231 participating associates whose employment was involuntarily terminated by the Employer prior to the end of the Plan year in connection with a formal restructuring initiative. The Plan was amended to allow such associates impacted by this restructuring event to receive a prorated retirement contribution, where they would otherwise have received no retirement contribution, having terminated employment prior to the end of the Plan year.

Participant voluntary contributions:

A participant may elect to make a voluntary tax-deferred contribution of 1% to 15% of his or her annual compensation up to the maximum permitted under Section 402(g) of the Internal Revenue Code adjusted annually ($15,500 and $15,000 for the years ended December 31, 2007 and 2006, respectively). This voluntary tax-deferred contribution may be limited by Section 401(k) of the Internal Revenue Code.

Plan participants age 50 or above at any time before the end of the Plan Year whose contributions to the Plan reach either the maximum percent of his or her annual compensation allowed by the Plan or the maximum dollar amount allowed by the Plan, are eligible to make “catch up” contributions to the Plan. Catch-up contributions are voluntary and limited to a total of $5,000 for each eligible participant for 2007 and 2006. Catch-up contributions are not eligible for employer matching contributions.

Employer’s matching contribution:

The Employer provides a matching contribution of 100% of the participant’s voluntary contributions up to 4% of the participant’s annual eligible compensation. A participant’s eligible compensation is equal to his or her qualified plan compensation less any compensation earned during a period for which the participant elected not to make voluntary contributions or was on suspension as a result of a hardship withdrawal.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Investment Options

Both the Employer and participant contributions can be directed into various investment options offered by the Plan solely at the participant’s discretion. The Employer periodically reviews and may make changes to the investment choices available in order to ensure the funds offered are meeting their investment objectives and the financial goals of the participants. The Plan’s investment options offered as of December 31, 2007 include six mutual funds, one unitized pooled mutual fund, five common collective trusts, one pooled account of Employer’s common stock, one pooled account of common collective trusts and synthetic investment contracts, and self-directed brokerage accounts. The Plan has two pooled accounts for the common stock of former affiliates into which no additional investments are allowed.

If a participant makes no investment fund election, any contributions made into such participant’s account are invested into the Plan’s default investment fund. Effective December 24, 2007, the Plan’s default investment fund was changed from the SARP Stable Value Fund to the age-appropriate Schwab Managed Retirement Trust Fund, which is selected based on the participant’s date of birth. This change did not impact existing participant account balances invested in the SARP Stable Value Fund by default.

Participant Accounts

Each participant’s account is credited with the participant’s and Employer contributions as well as allocated investment earnings. The benefit to which a participant is entitled is equal to the vested balance in the participant’s account.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

A participant is fully and immediately vested for voluntary, rollover, and matching contributions and is credited with a year of vesting service in the Employer’s retirement contributions for each Plan year that they are credited with at least 500 hours of service. A summary of vesting percentages in the Employer’s retirement contributions follows:

2007		2006
Years of Vested Service	Percentage	Years of Vested Service	Percentage
Less than 2 years	0%	Less than 3 years	0%
2 years	20%	3 years	20%
3 years	40%	4 years	40%
4 years	60%	5 years	60%
5 years	80%	6 years	80%
6 years	100%	7 years	100%

Payment of Benefits

The full value of participants’ accounts becomes payable upon retirement, disability, or death. Upon termination of employment for any other reason, participants’ accounts, to the extent vested, become payable. Those participants with vested account balances greater than $1,000 have the option of leaving their accounts invested in the Plan until age 65. All benefits are paid as a lump-sum distribution. Those participants holding shares of Employer Securities have the option of receiving such amounts in whole shares of Employer Securities and cash for any fractional shares. Participants have the option of having benefits paid directly to an eligible retirement plan specified by the participant.

A participant who is fully vested in his or her account and who has participated in the Plan for at least six years may obtain an in-service withdrawal from his or her account based on the percentage amounts designated by the Plan. A participant may also request a hardship distribution due to an immediate and heavy financial need based on the terms of the Plan.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Amounts Allocated to Participants Withdrawn from the Plan

Amounts allocated, but not yet paid to participants withdrawn from the Plan were $381,965 and $456,752 as of December 31, 2007 and 2006, respectively.

Forfeitures

Forfeitures are used to reduce the Employer’s required contributions, and if so elected by the Employer, to reduce administrative expenses. Forfeitures of $2,492,043 and $3,431,267 were used to reduce contributions for the years ended December 31, 2007 and 2006, respectively. Forfeitures of $221,871 and $119,995 were used to pay administrative expenses for the years ended December 31, 2007 and 2006, respectively. There were no unused forfeitures at December 31, 2007 or December 31, 2006.

Administrative Expenses

Expenses of the Plan are deducted from participants’ accounts as follows:

1)	a participant fee of $2.50 per quarter
2)	third-party administrative expenses allocated to participant accounts based on the total number of accounts
3)	a $20 disbursement fee for any withdrawals and terminations
4)	a $50 annual fee for participants having a self-directed brokerage account

Investments in the Limited Brands, Inc., Tween Brands, Inc., and Abercrombie & Fitch Co. stock funds are charged an administrative fee of 3 basis points on the asset balance through a reduction in earnings. Investments in the Plan’s Stable Value Fund are charged an administrative fee of 30 basis points on the asset balance through a reduction in earnings.

The Employer pays any additional Plan expenses from accumulated forfeitures.

The investment funds pay certain fees to the Plan’s trustee. During 2007, $567,280 of such fees was passed through the Plan’s trust accounts and, as a result, is reported in the financial statements as administrative expenses, and also as other earnings. Prior to 2007, such fees were paid by the investment funds directly to the Plan’s trustee, and were not passed through the Plan’s trust accounts.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Employer Divestitures

Effective July 6, 2007, Limited Brands Store Operations, Inc., an affiliate of the Employer, sold 75% of its ownership in Express, LLC (“Express”), also an affiliate of the Employer, to an outside investor group. The Employer retained a 25% interest in Express. In connection with the sale, all participating associates of Express became fully vested in their account balance. The impacted participants were given the option of rolling their account balance over to a new plan sponsored by Express or to an IRA, taking a distribution or leaving their account balance in the Plan.

Effective August 3, 2007, Limited Brands Store Operations, Inc., an affiliate of the Employer, sold 75% of its ownership in Limited Stores, LLC (“Limited Stores”), also an affiliate of the Employer, to an outside investor group. The Employer retained a 25% interest in Limited Stores. In connection with the sale, all participating associates of Limited Stores became fully vested in their account balance. The impacted participants’ account balances were transferred directly into a new plan sponsored by Limited Stores. The total amount of this plan-to-plan transfer was $22,241,984. An additional $735,813 was transferred in 2008.

2. Summary of Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting, including investment valuation and income recognition.

Use of Estimates

The Plan prepares its financial statements in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Risks

The Plan provides for the various investment options as described in Notes 1, 3, and 4. Any investment is exposed to various risks, such as interest rate, market and credit. These risks could result in a material effect on participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment Valuation

Fair value of investments in mutual funds, debt securities, and common stocks are determined by quoted market prices.

Investments in units of common collective trusts and the unitized pooled fund are valued at the respective net asset values as reported by such trusts/funds, which are reported at fair value. The value of each unit is determined by subtracting total liabilities from the total value of the assets, including accrued income, and dividing the amount remaining by the number of units outstanding on the valuation date.

Investments in synthetic investment contracts (SGICs) are portfolios of securities (debt securities or units of common collective trusts) owned by the Plan with wrap contracts associated with the portfolios. The fair value of wrapper contracts are determined by the Trustee based on the change in the present value of the contract’s expected cash flows, discounted at current market rates. SGICs may have elements of risk due to lack of a secondary market and resale restrictions which may result in the inability of the Plan to sell a contract at a fair price and may substantially delay the sale of contracts which the Plan seeks to sell (see Note 4). In addition, wrapper contracts may be subject to credit risk based on the ability of the insurance company or bank to meet interest or principal payments, or both, as they become due.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Adjustment from Fair Value to Contract Value

The amount represents the difference between market value and contract value of SGICs, and common collective trusts which invest in these types of investments.

Net Appreciation in Fair Value of Investments

Net realized and unrealized (depreciation)/appreciation is recorded in the accompanying statements of changes in net assets available for benefits as net (depreciation)/appreciation in fair value of investments.

Benefit Payments

Benefits are recorded when paid.

New Accounting Pronouncements

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (“SFAS 157”), Fair Value Measurements. SFAS 157 provides guidance for using fair value to measure assets and liabilities and only applies when other standards require or permit the fair value measurement of assets and liabilities. It does not expand the use of fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan is in the process of evaluating the impact of adoption of SFAS 157.

3. Investments

The Plan’s investments are held by Wachovia Bank, N.A., trustee of the Plan. Wachovia Bank, N.A. became the Plan’s trustee effective April 1, 2007 as a result of its purchase of Ameriprise Trust Company, the Plan’s former trustee.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The following table presents balances at December 31, 2007 and 2006 for the Plan’s current investment options. Investments that represent five percent or more of the Plan’s net assets are separately identified.

	December 31,
	2007	2006
Investments at fair value as determined by:
Quoted market price:
Common stock:
Limited Brands, Inc.	$68,834,686	$111,996,933
Other	9,475,328	11,833,889
Mutual funds:
Vanguard Institutional Index Fund	101,686,102	110,456,538
Allianz CCM Capital Appreciation Fund	62,437,719	59,469,459
Dodge & Cox Stock Fund	47,651,957	46,314,348
Artisan International Investor Shares	42,092,230	34,228,806
Other	48,187,383	57,469,682
Other	19,206	42,270
Estimated fair value:
Investment contracts	146,615,656	142,710,320
Common collective trusts	56,430,624	62,117,124
Unitized pooled mutual fund	12,463,592	—

Total investments at fair value	$595,894,483	$636,639,369

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The Plan’s investments’ (including investments bought, sold, and held during the year) (depreciation)/appreciation in value for the years ended December 31, 2007 and 2006, is set forth below:

	December 31,
	2007	2006
Net (depreciation)/ appreciation in fair value as determined by:
Quoted market price:
Common stock	$(39,061,655)	$27,433,159
Mutual funds	5,332,079	21,574,786
Other	(1,423)	(2,624)

	(33,730,999)	49,005,321
Estimated fair value:
Unitized pooled mutual fund	832,515	—
Common collective trusts	2,831,989	4,852,112

	3,664,504	4,852,112

Net (depreciation)/ appreciation in fair value	$(30,066,495)	$53,857,433

4. Investment Contracts

Nature of Investment Contracts

The Plan, under the SARP Stable Value Fund investment option, invests primarily in SGICs. In a SGIC structure, the underlying investments are owned by the Plan and held in trust for Plan participants. The Plan enters into wrapper contracts from third-party insurance companies or banks that serve to substantially offset the price fluctuations in the underlying investments caused by movements in interest rates. Each wrapper contract obligates the wrapper provider to maintain the “contract value” of the underlying investments. The contract value is generally equal to the contract, less any adjustments for withdrawals (as specified in the wrapper agreement). Under the terms of the wrapper contract, the realized and unrealized gains and losses on the underlying investments are, in effect, amortized over the duration of the underlying investments through adjustments to the future contract interest crediting rate (which is the rate earned by Plan). The wrapper contract provides that the adjustments to the interest crediting rate will not result in future interest crediting rates that are less than zero. These wrapper contracts are designed to insulate the Plan from investment losses as a result of movements in interest rates.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

4. Investment Contracts (continued)

However, they generally do not protect the Plan from loss if a wrapper provider defaults. A default by the wrapper provider on its obligation could result in a decrease in the value of the Plan’s assets.

In general, if the contract value of the wrapper agreement exceeds the market value of the underlying investments (including accrued interest), the wrapper provider becomes obligated to pay the difference to the Plan in the event that Plan redemptions result in a total contract liquidation. In the event that there are partial Plan redemptions that would otherwise cause the contract’s crediting rate to fall below zero percent, the wrapper provider is obligated to contribute to the Plan an amount necessary to maintain the contract’s crediting rate at a minimum of zero percent. The circumstances under which payments are made and the timing of payments between the Plan and the wrapper provider may vary based on the terms of the wrapper contract.

As required by Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, the Statements of Net Assets Available for Benefits present the fair value of the Plan’s investments and fully benefit-responsive investment contracts with a corresponding adjustment to show these contracts at contact value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis for the fully benefit-responsive investment contracts, therefore there is no impact on the Statement of Changes in Net Assets Available for Benefits.

Calculating the Interest Crediting Rate in Wrapper Contracts

The key factors that influence future interest crediting rates for wrapper contracts include:

•	The level of market interest rates
•	The amount and timing of participant contributions, transfers, and withdrawals into/out of the wrapper contract
•	The investment returns generated by the fixed income investments that back the wrapper contract
•	The duration of the underlying fixed income investments backing the wrapper contract

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

4. Investment Contracts (continued)

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average annual yield for the investment contracts was approximately 6.47% and 5.02 % for the years ended December 31, 2007 and 2006, respectively. The average annual yield adjusted to reflect the rate credited to participants was approximately 4.93% and 4.53% for the years ended December 31, 2007 and 2006, respectively.

The wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis according to each contract.

Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the wrapper contract’s interest crediting rate. In addition, participant withdrawals and transfers from the SARP Stable Value Fund investment option are paid at contract value but are funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting difference between the market value of the underlying investments relative to the wrapper contract value is presented on the Plan’s Statements of Net Assets Available for Benefits as “Adjustment from fair value to contract value for fully benefit-responsive investment contracts”. If the adjustment from fair value to contract value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments. The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment from fair value to contract value is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments. The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

Events That Limit the Ability of the Plan to Transact at Contract Value

In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include Plan disqualification, termination of the Plan, a material adverse change to the provisions of the Plan, the Employer’s election to withdraw from a wrapper contract in order to change to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. While the Employer does consider that the spin-off or sale of an affiliate is possible, they do not consider these or other events to limit the ability of the Plan to transact at contract value.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

4. Investment Contracts (continued)

Issuer-Initiated Contract Termination

Events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the plan’s loss of its qualified status, un-cured material breaches of responsibilities, failure to make fee payments to the issuer, determination that any of the transactions are or will become prohibitive, and material and adverse changes to the provisions of the Plan. If one of these events were to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments (or in the case of a GIC, at the hypothetical market value based upon a contractual formula).

5. Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated November 1, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is qualified and the related trust is tax-exempt, and will take necessary and reasonable steps, if any, to maintain the Plan’s qualified status.

In addition, based on the reporting requirements of Revenue Procedure 2005-66, the Employer filed an application with the IRS on December 6, 2007 for an updated determination, and has not yet received a response.

6. Plan Administration

The Administrative Committee, comprised of members appointed by the Compensation Committee of the Board of Directors of the Employer, administers the Plan. The Board of Directors has delegated the day-to-day administrative duties to the Administrative Committee.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

7. Plan Termination

Although the Employer has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time. Limited Brands, Inc. has the right at any time, by action of its Board of Directors, to terminate the Plan subject to provisions of ERISA. Upon Plan termination or partial termination, participants will become fully vested in their accounts.

8. Parties-in-Interest

Wachovia Bank, N.A., trustee of the Plan, its subsidiaries and affiliates maintain and manage certain of the investments of the Plan, for which the Plan is charged investment expenses.

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2007	2006
Net assets available for benefits per the financial statements	$621,845,595	$670,763,310
Contract value in excess of fair value	895,107	(1,061,631)
Amounts allocated to withdrawing participants	(381,965)	(456,752)
Amounts allocated to divested participants	(735,813)	—

Net assets available for benefits per Form 5500	$621,622,924	$669,244,927

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of total additions per the financial statements to the total earnings per the Form 5500:

Year Ended December 31, 2007
Total additions per the financial statements	$79,286,401
Adjustments from contract value to fair value	1,956,738

Total income per Form 5500	$81,243,139

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

Year Ended December 31, 2007
Benefits paid to participants per the financial statements	$103,964,654
Amounts allocated to withdrawing participants:
At December 31, 2007	381,965
At December 31, 2006	(456,752)

Benefits paid to participants per Form 5500	$103,889,867

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

9. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of the transfer of assets from the Plan per the financial statements to Form 5500:

Year Ended December 31, 2007
Transfer of net assets due to divestiture of affiliate per the financial statements	$(22,241,984)
Transfer of assets remaining
At December 31, 2007	(735,813)

Transfer of assets from Plan per Form 5500	$(22,977,797)

10. Prohibited Transactions

In May 2006, the Employer determined that it had borrowed funds from the Plan on April 14, 2005 through an improper reduction of a matching contribution from interest earned within a holding account held by the Plan for transfer of funds prior to allocation to participants. The Employer discontinued this practice and reimbursed all amounts to the Plan on June 2, 2006.

The total amount borrowed from the Plan was $17,989 during 2005. Additionally, interest accumulated on this amount was $553 and $836 for the years ended December 31, 2006 and 2005, respectively.

In November 2007, the Employer determined that certain participant deferrals from August 2007 had not been contributed to the Plan in connection with a system change following the sale of Express and Limited Stores. Consequently, participant deferrals of $58,656 credited to the Plan during the year ended December 31, 2007, were not credited timely. The Employer has credited the impacted participants’ accounts with a total of $657 in calculated lost earnings.

Supplemental Schedules

Limited Brands, Inc. Savings and Retirement Plan

EIN #31-1048997 Plan #002

Schedule H, Line 4a

Schedule of Untimely Remittance of Participant Contributions

For the Year Ended December 31, 2007

Participant Contributions Transferred Late to the Plan	Total that Constitute Nonexempt Prohibited Transactions
$58,656	$58,656

Limited Brands, Inc. Savings and Retirement Plan

EIN #31-1048997 Plan #002

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2007

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	Limited Brands, Inc.	Common Stock – 3,636,275 – shares	$68,834,686
	Tween Brands, Inc.	Common Stock – 138,692 – shares	3,672,564
	Abercrombie & Fitch Co.	Common Stock – 41,558 – shares	3,323,393
	American Balanced Fund	Mutual Fund – 1,473,966 – shares	28,418,072
	Allianz CCM Capital Appreciation Fund	Mutual Fund – 3,026,550 – shares	62,437,719
	Dodge & Cox Stock Fund	Mutual Fund – 344,655 – shares	47,651,957
	Hartford Midcap Holdings Fund	Mutual Fund – 678,251 – shares	17,688,774
	Vanguard Institutional Index Fund	Mutual Fund – 758,060 – shares	101,686,102
	Artisan International Investor Shares	Mutual Fund – 1,408,709 – shares	42,092,230
*	Wachovia Unitized Pooled Mutual Fund for Pimco Total Return	Unitized Pooled Mutual Fund – 1,116,709 – units	12,463,592
	RiverSource Trust Money Market Fund II	Common Collective Trust – 720,767 – shares	720,767
	Schwab Managed Retirement Trust 2010	Common Collective Trust – 271,704 – shares	4,290,213
	Schwab Managed Retirement Trust 2020	Common Collective Trust – 565,784 – shares	9,901,217
	Schwab Managed Retirement Trust 2030	Common Collective Trust – 833,646 – shares	15,739,228
	Schwab Managed Retirement Trust 2040	Common Collective Trust – 337,433 – shares	6,529,338
	Schwab Managed Retirement Trust Income	Common Collective Trust – 67,014 – shares	791,439
	Self Directed Brokerage Accounts		4,579,114

	Pooled Stable Value Fund
	RiverSource Trust Money Market Fund I	Common Collective Trust – 5,259,560 – shares	5,259,560
	RiverSource Trust Income Fund I	Common Collective Trust – 173,173 – shares	13,198,862

	Synthetic Contracts and Underlying Investments
	Bank of America I Wrapper	Contract Wrapper – 4.93% due 12/31/50	14,721
	Bank of America II Wrapper	Contract Wrapper – 5.15% due 12/31/50	27,202
	Natixis I Wrapper	Contract Wrapper – 5.26% due 12/31/50	36,262
	Natixis II Wrapper	Contract Wrapper – 5.01% due 12/31/50	9,611
	JP Morgan Wrapper	Contract Wrapper – 4.95% due 12/31/50	38,253
	Monumental Wrapper I	Contract Wrapper – 4.57% due 12/31/50	38,763
	Monumental Wrapper II	Contract Wrapper – 6.02% due 12/31/50	2,195
	Rabobank Wrapper	Contract Wrapper – 5.22% due 12/31/50	22,101
	Royal Bank of Canada	Contract Wrapper – 4.93% due 12/31/50	46,938
	State Street Wrapper	Contract Wrapper – 4.75% due 12/31/50	43,173
	UBS Wrapper	Contract Wrapper – 4.98% due 12/31/50	40,032
	RiverSource Trust Bond Fund	Common Collective Trust – 1,483,097 – shares	27,917,815
	RiverSource Trust Money Market Fund I	Common Collective Trust – 24,553,033 – shares	24,657,966
	CS FIRST BOSTON MTGE SECURITIES	Government Obligation – 775,000 – 5.10% – due 08/15/38	777,035
	FEDERAL NATL MTG ASSN GTD MTG PASS	Government Obligation – 886,931 – 6.00% – due 12/01/33	906,879
	FGLMC GOLD 30 YR TBA	Government Obligation – 1,000,000 – 6.50% – due 01/01/37	1,027,812
	FGOLD 10 YR #G12100	Government Obligation – 156,950 – 5.00% – due 11/01/13	158,680
	FGOLD 15 YR #G12101	Government Obligation – 277,322 – 5.00% – due 11/01/18	279,161
	FHLMC #780514 ARM	Government Obligation – 123,387 – 5.01% – due 05/01/33	124,022
	FHLMC #D95319	Government Obligation – 253,023 – 6.00% – due 03/01/22	259,574
	FHLMC 2492-B	Government Obligation – 365,960 – 5.50% – due 05/15/13	367,609
	FHLMC 2617 HD	Government Obligation – 144,704 – 7.00% – due 06/15/16	151,256
	FHLMC 2657 NT	Government Obligation – 82,829 – 5.00% – due 01/15/16	83,026

Note: Column (d) is not applicable for participant directed investments.

* Represents a party-in-interest

Limited Brands, Inc. Savings and Retirement Plan

EIN #31-1048997 Plan #002

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2007

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	FHLMC 2662 DB	Government Obligation – 70,430 – 5.00% – due 02/15/16	70,593
	FHLMC 2672 NT	Government Obligation – 107,933 – 5.00% – due 02/15/16	108,198
	FHLMC 2750 DB	Government Obligation – 136,706 – 4.50% – due 05/15/15	137,043
	FHLMC 2843-BA	Government Obligation – 192,939 – 5.00% – due 01/15/18	194,577
	FHLMC 2907-AG	Government Obligation – 222,521 – 4.50% – due 03/15/19	221,849
	FHLMC GOLD #C66932	Government Obligation – 96,374 – 6.00% – due 05/01/32	98,622
	FHLMC GOLD #E97247	Government Obligation – 160,256 – 5.00% – due 06/01/18	161,340
	FHLMC GOLD #E99565	Government Obligation – 147,380 – 5.50% – due 09/01/18	150,091
	FHLMC TBA	Government Obligation – 5,000,000 – 6.00% – due 01/01/33	5,073,450
	FHLMC (NON GOLD) ARM #1G2450	Government Obligation – 939,893 – 5.92% – due 08/01/36	959,921
	FHLMC_2641	Government Obligation – 145,119 – 6.50% – due 01/15/18	152,194
	FNMA	Government Obligation – 640,000 – 4.75% – due 11/19/12	665,861
	FNMA	Government Obligation – 586,123 – 5.00% – due 08/01/34	574,976
	FNMA #200394	Government Obligation – 129,795 – 5.50% – due 07/25/23	130,293
	FNMA #220925	Government Obligation – 587,142 – 5.50% – due 09/01/34	590,268
	FNMA #254536	Government Obligation – 59,152 – 7.00% – due 09/01/17	61,519
	FNMA #254757	Government Obligation – 117,100 – 5.00% – due 03/31/13	118,045
	FNMA #254774	Government Obligation – 123,552 – 5.50% – due 03/31/13	126,964
	FNMA #254793	Government Obligation – 342,407 – 5.00% – due 07/01/33	336,028
	FNMA #357324	Government Obligation – 808,363 – 5.00% – due 01/01/33	794,117
	FNMA #387608	Government Obligation – 624,466 – 4.80% – due 09/01/15	625,525
	FNMA #462237	Government Obligation – 443,120 – 5.53% – due 07/01/16	460,639
	FNMA #535170	Government Obligation – 158,534 – 5.50% – due 09/01/14	161,458
	FNMA #545701	Government Obligation – 25,130 – 7.00% – due 07/01/12	25,339
	FNMA #545864	Government Obligation – 293,228 – 5.50% – due 08/01/17	299,238
	FNMA #555432	Government Obligation – 845,455 – 5.50% – due 05/01/33	849,957
	FNMA #555528	Government Obligation – 699,266 – 6.00% – due 04/01/33	715,900
	FNMA #555591	Government Obligation – 850,058 – 5.50% – due 07/01/33	854,585
	FNMA #568049	Government Obligation – 129,394 – 6.00% – due 04/01/16	133,268
	FNMA #636030	Government Obligation – 105,816 – 6.50% – due 04/01/32	110,284
	FNMA #638591	Government Obligation – 777,715 – 6.50% – due 04/01/32	813,023
	FNMA #646147	Government Obligation – 359,722 – 7.00% – due 06/01/32	383,476
	FNMA #648349	Government Obligation – 170,507 – 6.00% – due 06/01/17	175,836
	FNMA #672029	Government Obligation – 301,542 – 6.00% – due 12/01/17	310,625
	FNMA #681400	Government Obligation – 167,799 – 5.50% – due 03/01/18	171,155
	FNMA #703937	Government Obligation – 114,516 – 5.50% – due 05/01/18	116,743
	FNMA #704265	Government Obligation – 876,760 – 5.50% – due 05/01/33	881,428
	FNMA #705304	Government Obligation – 185,197 – 4.92% – due 06/01/33	187,224
	FNMA #720378	Government Obligation – 376,878 – 4.50% – due 06/01/18	372,232
	FNMA #725090	Government Obligation – 171,172 – 4.81% – due 11/01/33	171,867
	FNMA #725425	Government Obligation – 1,481,789 – 5.50% – due 04/01/34	1,490,417
	FNMA #725773	Government Obligation – 819,923 – 5.50% – due 09/01/34	823,726
	FNMA #725815	Government Obligation – 525,579 – 6.00% – due 12/01/33	537,399
	FNMA #735841	Government Obligation – 394,537 – 4.50% – due 11/01/19	389,520
	FNMA #735935	Government Obligation – 698,833 – 5.00% – due 12/01/18	703,427
	FNMA #741897	Government Obligation – 285,615 – 5.00% – due 10/01/33	280,294
	FNMA #745563	Government Obligation – 1,178,244 – 5.50% – due 08/01/34	1,184,517

Note: Column (d) is not applicable for participant directed investments.

* Represents a party-in-interest

Limited Brands, Inc. Savings and Retirement Plan

EIN #31-1048997 Plan #002

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2007

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	FNMA #745727	Government Obligation – 761,159 – 5.26% – due 05/01/16	781,102
	FNMA #763798	Government Obligation – 720,717 – 5.50% – due 03/01/34	725,021
	FNMA #764082	Government Obligation – 170,847 – 4.81% – due 01/01/34	172,963
	FNMA #766731	Government Obligation – 929,081 – 5.00% – due 03/01/34	911,411
	FNMA #785506	Government Obligation – 956,714 – 5.00% – due 06/01/34	938,519
	FNMA #809534	Government Obligation – 227,649 – 5.12% – due 02/01/35	230,836
	FNMA #865689	Government Obligation – 513,903 – 5.86% – due 02/01/36	526,514
	FNMA #871091	Government Obligation – 281,470 – 6.50% – due 11/01/36	290,888
	FNMA #878661	Government Obligation – 821,216 – 5.50% – due 02/01/36	820,036
	FNMA #881629	Government Obligation – 775,881 – 5.50% – due 02/01/36	774,767
	FNMA #883267	Government Obligation – 449,072 – 6.50% – due 07/01/36	466,762
	FNMA #886054	Government Obligation – 385,111 – 7.00% – due 07/01/36	404,058
	FNMA #888414	Government Obligation – 1,209,810 – 5.00% – due 11/01/35	1,186,145
	FNMA 15YR TBA	Government Obligation – 1,200,000 – 5.50% – due 01/01/15	1,215,374
	FNMA 15YR TBA	Government Obligation – 1,175,000 – 6.00% – due 01/01/14	1,202,172
	FNMA 2003-133 GB	Government Obligation – 33,132 – 8.00% – due 12/25/26	35,375
	FNMA 2004-60 PA	Government Obligation – 278,418 – 5.50% – due 04/25/34	283,886
	FNMA 2004-W10 A23	Government Obligation – 227,729 – 5.00% – due 08/25/34	228,079
	FNMA 2004-W3 A15	Government Obligation – 140,457 – 5.00% – due 05/25/34	141,128
	FNMA 30YR TBA	Government Obligation – 1,250,000 – 6.50% – due 01/01/30	1,284,765
	FNMA 30YR TBA	Government Obligation – 5,000,000 – 6.00% – due 09/01/28	5,078,100
	FNMA ARM #768117	Government Obligation – 190,142 – 5.43% – due 08/01/34	194,336
	FNMA ARM #786628	Government Obligation – 128,594 – 5.67% – due 07/01/34	130,838
	FNMA ARM #799769	Government Obligation – 156,223 – 5.04% – due 11/01/34	158,178
	FNMA ARM #801344	Government Obligation – 175,827 – 5.07% – due 10/01/34	177,482
	FNMA ARM #826908	Government Obligation – 470,758 – 5.10% – due 08/01/35	467,588
	FNMA ARM #849082	Government Obligation – 436,273 – 5.82% – due 01/01/36	445,908
	FNMA ARM #866097	Government Obligation – 399,969 – 6.15% – due 02/01/36	412,389
	FNMA ARM #872753	Government Obligation – 214,003 – 5.87% – due 06/01/36	218,888
	FNMA ARM #887096	Government Obligation – 541,603 – 5.81% – due 07/01/36	548,708
	FNMA ARM #902818	Government Obligation – 332,539 – 5.93% – due 11/01/36	343,564
	FNMA TBA	Government Obligation – 3,000,000 – 5.50% – due 01/01/31	2,996,250
	GMACC 1999-C1 B	Government Obligation – 350,000 – 6.30% – due 05/15/33	356,238
	GNMA II #003501	Government Obligation – 798,082 – 6.00% – due 01/20/34	819,157
	UST INFLATION INDEX	Government Obligation – 205,000 – 2.00% – due 04/15/12	218,761
	WFMBS	Government Obligation – 886,772 – 5.00% – due 10/25/35	856,037
	AMCAR 2007-DF-A3A	Corporate Bond – 750,000 – 5.49% – due 07/06/12	767,407
	ARMT 2005-12-2A1	Corporate Bond – 402,639 – 5.69% – due 03/25/36	401,533
	ARMT 2007-1-3A11	Corporate Bond – 392,702 – 6.20% – due 02/25/37	397,387
	ARMT_06-1-2A1	Corporate Bond – 564,481 – 5.96% – due 06/25/36	571,620
	BACM 2005-4-A1	Corporate Bond – 263,337 – 4.43% – due 07/10/45	261,889
	BACM 2005-6-A2	Corporate Bond – 475,000 – 5.19% – due 09/10/47	478,375
	BACM 2006-2-AAB	Corporate Bond – 475,000 – 5.72% – due 05/10/36	486,427
	BCAP 2007-AA4-11A1	Corporate Bond – 213,063 – 6.26% – due 06/25/47	215,107
	BOAA 2003-1-A1	Corporate Bond – 116,518 – 5.00% – due 02/25/33	111,187
	BOAA 2006-9-1CB1	Corporate Bond – 670,482 – 6.00% – due 01/25/37	657,354
	BOAMS 2004-E 2A6	Corporate Bond – 275,000 – 4.11% – due 06/25/34	273,827

Note: Column (d) is not applicable for participant directed investments.

* Represents a party-in-interest

Limited Brands, Inc. Savings and Retirement Plan

EIN #31-1048997 Plan #002

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2007

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	BSCMS 2005-PWR9-A1	Corporate Bond – 420,178 – 4.50% – due 09/11/42	418,134
	BSCMS 2005-T20-A2	Corporate Bond – 1,275,000 – 5.13% – due 10/12/42	1,286,962
	BSCMS 2007-T26-A4	Corporate Bond – 250,000 – 5.47% – due 01/12/45	253,160
	CD 2006-CD2-AAB	Corporate Bond – 650,000 – 5.39% – due 01/15/46	657,414
	CD 2007-CD4-A2B	Corporate Bond – 900,000 – 5.21% – due 12/11/49	904,426
	CDC COMMERCIAL MTGE	Corporate Bond – 1,125,000 – 5.68% – due 11/15/30	1,161,039
	CGCMT 2005-C3-A1	Corporate Bond – 524,399 – 4.40% – due 05/15/43	520,932
	CITIGROUP INC	Corporate Bond – 345,000 – 6.50% – due 01/18/11	370,407
	COMM 2007-C9-A4	Corporate Bond – 800,000 – 6.01% – due 12/10/49	833,319
	COUNTRYWIDE ALT TR 2006-HY12	Corporate Bond – 539,427 – 6.17% – due 08/25/36	535,321
	CPS 2006-A-A3	Corporate Bond – 525,000 – 5.10% – due 10/15/10	526,261
	CSFB 2003-CPN1-A2	Corporate Bond – 1,100,000 – 4.60% – due 03/15/35	1,080,259
	CSFB 2005-C4-A1	Corporate Bond – 400,118 – 4.77% – due 08/15/38	399,171
	CSFBMS 2007-C3-A4	Corporate Bond – 1,250,000 – 5.72% – due 06/15/39	1,296,904
	CSMC 2006-C1-A2	Corporate Bond – 525,000 – 5.44% – due 02/15/39	532,315
	CSMC 2006-C4-A3	Corporate Bond – 790,000 – 5.47% – due 09/15/39	795,715
	CWALT 06-43CB 1A4	Corporate Bond – 557,001 – 6.00% – due 02/25/37	555,901
	CWALT 2005-64CB-1A	Corporate Bond – 298,055 – 5.50% – due 12/25/35	298,406
	CWALT 2005-6CB-1A1	Corporate Bond – 122,111 – 7.50% – due 04/25/35	125,809
	CWALT 2005-85CB-2A	Corporate Bond – 367,170 – 5.50% – due 02/25/36	367,460
	CWALT 2006-22CB-CA	Corporate Bond – 487,112 – 6.00% – due 05/25/36	487,207
	CWALT 2006-31CBA16	Corporate Bond – 481,250 – 6.00% – due 11/25/36	478,906
	CWALT 2006-OA11-A3	Corporate Bond – 709,838 – 4.97% – due 09/25/46	683,582
	CWALT 2006-SCB	Corporate Bond – 646,171 – 6.00% – due 01/25/36	621,959
	CWALT 2007 22	Corporate Bond – 971,418 – 6.50% – due 09/25/37	979,413
	CWALT 2007-OA9-A2	Corporate Bond – 959,244 – 5.67% – due 06/25/47	892,279
	CWALT INC 2005-43	Corporate Bond – 164,881 – 5.50% – due 11/25/35	161,443
	CWALT INC 2005-54CB	Corporate Bond – 212,003 – 5.50% – due 11/25/35	209,677
	CWHL 2006-HYB1-1A1	Corporate Bond – 344,032 – 5.36% – due 03/20/36	340,988
	CWHL 2006-HYB5-2A2	Corporate Bond – 665,668 – 5.88% – due 09/20/36	671,968
	CWL 2005-10-AF6	Corporate Bond – 75,000 – 4.92% – due 12/25/35	72,680
	CWL 2005-17-1AF2	Corporate Bond – 360,000 – 5.36% – due 12/25/35	356,659
	CWL 2007-7-2A2	Corporate Bond – 350,000 – 5.48% – due 10/25/37	324,198
	CWMBS INC	Corporate Bond – 536,510 – 5.78% – due 12/20/35	527,120
	CXHE 2006-A-AV2	Corporate Bond – 550,000 – 4.89% – due 06/25/36	533,776
	GCCFC 2003-C2 A3	Corporate Bond – 1,035,000 – 4.53% – due 07/05/10	1,033,925
	GCCFC 2005-GG5-A1	Corporate Bond – 523,481 – 4.79% – due 04/10/37	523,887
	GCCFC 2007-GG9-A2	Corporate Bond – 675,000 – 5.38% – due 03/10/39	681,732
	GCCFC 2007-GG9-A4	Corporate Bond – 450,000 – 5.44% – due 03/10/39	454,699
	GECMC 2004-C2 A1	Corporate Bond – 112,248 – 3.11% – due 03/10/40	111,016
	GECMC 2005-C3-A2	Corporate Bond – 1,016,000 – 4.85% – due 07/10/45	1,016,004
	GMACM 2004-HE2-A4	Corporate Bond – 271,344 – 3.65% – due 10/25/33	264,063
	GSMS 2006-GG8-A4	Corporate Bond – 325,000 – 5.56% – due 11/10/39	331,574
	GSMS 2007-GG10-A4	Corporate Bond – 575,000 – 5.99% – due 08/10/45	592,076
	HVMLT 2005-12-2A1A	Corporate Bond – 260,944 – 6.93% – due 10/19/35	270,311
	INDX 2005-AR25-A1	Corporate Bond – 215,650 – 5.85% – due 12/25/35	213,001
	INDX 2006-AR13-1A1	Corporate Bond – 467,791 – 6.10% – due 07/25/36	477,830

Note: Column (d) is not applicable for participant directed investments.

* Represents a party-in-interest

Limited Brands, Inc. Savings and Retirement Plan

EIN #31-1048997 Plan #002

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2007

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	INDYMAC LN TR 2006-AR1	Corporate Bond – 1,114,031 – 5.94% – due 08/25/36	1,110,991
	INDYMB 2007-AR5A-1	Corporate Bond – 478,423 – 6.37% – due 05/25/37	482,848
	ING CAP FNDG TRST III	Corporate Bond – 660,000 – 8.44% – due 12/29/49	727,392
	JPMCC 2003-C1-A1	Corporate Bond – 669,200 – 4.28% – due 01/12/37	665,464
	JPMCC 2004-LN2-A1	Corporate Bond – 361,724 – 4.48% – due 07/15/41	360,672
	JPMCC 2005-CIBC12	Corporate Bond – 575,000 – 4.85% – due 09/12/37	568,400
	LBART 2005-B-A3	Corporate Bond – 174,498 – 4.41% – due 05/15/10	174,763
	LBUBS 2005-C1-A1	Corporate Bond – 209,362 – 4.06% – due 02/15/30	207,747
	LB-UBS CMBS 2007-C7	Corporate Bond – 675,000 – 5.87% – due 09/15/45	695,687
	MALT 2004-13 7A1	Corporate Bond – 685,217 – 6.50% – due 11/25/34	675,396
	MLMT 2005-CIP1-A1	Corporate Bond – 428,429 – 4.63% – due 07/12/38	427,126
	MLMT 2005-CK1-A1	Corporate Bond – 388,240 – 5.08% – due 11/12/37	390,212
	MSC 2003-T11 A2	Corporate Bond – 725,000 – 4.34% – due 06/13/41	723,182
	MSC 2006-HQ9-AAB	Corporate Bond – 600,000 – 5.69% – due 07/12/44	613,230
	MSM 2004-2AR 3A	Corporate Bond – 172,197 – 5.02% – due 02/25/34	174,366
	MSM 2007-12-3A22	Corporate Bond – 492,537 – 6.00% – due 08/25/37	491,537
	POPLR 2005-5-AF3	Corporate Bond – 525,000 – 5.09% – due 11/25/35	517,547
	RALI 2006-QS3-1A10	Corporate Bond – 267,808 – 6.00% – due 03/25/36	269,949
	RAMC 2005-3-AF3	Corporate Bond – 355,000 – 4.77% – due 10/25/35	350,692
	RAMC 2005-4-A3	Corporate Bond – 195,000 – 5.57% – due 02/25/36	196,626
	RAMC 2006-1-AF3	Corporate Bond – 685,000 – 5.61% – due 05/25/36	682,414
	RAMC 2006-2-AF3	Corporate Bond – 450,000 – 5.69% – due 08/25/36	446,726
	RASC 2004-KS8 AI3	Corporate Bond – 86,396 – 3.84% – due 09/25/34	85,704
	RENAISSANCE HOME EQUITY LN TR 2006-4	Corporate Bond – 425,000 – 5.34% – due 01/25/37	383,917
	RENAISSANCE HOME EQUITY LN TR 2007-2	Corporate Bond – 400,000 – 5.74% – due 06/25/37	396,353
	SARM 2005-15-4A1	Corporate Bond – 480,066 – 5.51% – due 07/25/35	473,225
	SARM_06-5:4A1 CMO FLOAT	Corporate Bond – 348,508 – 5.96% – due 06/25/36	346,030
	SDART 2007-1-A3	Corporate Bond – 900,000 – 5.05% – due 09/15/11	903,163
	SDART 2007-3-A3	Corporate Bond – 550,000 – 5.42% – due 08/15/12	534,010
	SVHE 2006-EQ1-A2	Corporate Bond – 600,000 – 5.24% – due 10/25/36	561,380
	TIAA REAL ESTATE CDO LTD 2007-C4-A3	Corporate Bond – 1,200,000 – 6.10% – due 08/15/39	1,245,215
	TRIAD AUTOMOBILE RECEIVABLES TR	Corporate Bond – 600,000 – 5.24% – due 10/12/12	608,662
	UHAUL 2007-CP1-CP	Corporate Bond – 1,000,000 – 5.40% – due 05/25/20	1,000,175
	WAMU MTG PASS-THROUGH CTFS	Corporate Bond – 351,727 – 5.29% – due 12/25/35	347,926
	WBCMT 2003-C8 A2	Corporate Bond – 300,000 – 3.89% – due 11/15/35	298,028
	WBCMT 2005-C18-A2	Corporate Bond – 500,000 – 4.66% – due 04/15/42	496,824
	WBCMT 2005-C18-A4	Corporate Bond – 600,000 – 4.94% – due 04/15/42	583,544
	WBCMT 2006-C24-A3	Corporate Bond – 350,000 – 5.56% – due 03/15/45	355,330
	WBCMT 2006-C27-APB	Corporate Bond – 850,000 – 5.73% – due 07/17/45	860,659
	WBCMT 2006-C29-A4	Corporate Bond – 950,000 – 5.31% – due 11/15/48	949,919
	WBCMT 2007-C31A-A4	Corporate Bond – 925,000 – 5.51% – due 04/15/47	931,457
	WELLS FARGO MTG BACKED SECS 2006-AR6	Corporate Bond – 426,584 – 5.11% – due 03/25/36	420,655
	WFMBS 2005-5-3PT3	Corporate Bond – 665,981 – 5.50% – due 05/25/35	664,169
	WFMBS 2006-AR12-2A	Corporate Bond – 637,033 – 6.12% – due 09/25/36	647,474
	WFMBS 2006-AR6-2A2	Corporate Bond – 826,103 – 5.09% – due 04/25/36	812,439
	WFMBS 2007-11-A68	Corporate Bond – 782,037 – 6.00% – due 08/25/37	790,077
	WMALT 2007-OC1-A2	Corporate Bond – 974,337 – 5.55% – due 01/25/47	948,026
	Other – (pending purchases/sales)		(17,862,433)

			$595,894,483

Note: Column (d) is not applicable for participant directed investments.

* Represents a party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Limited Brands, Inc. Savings and Retirement Plan

Date: June 25, 2008	By:	/s/ Ezra Singer
Ezra Singer
Senior Vice President, Talent Management & Total Rewards

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Ernst & Young LLP